Exhibit A.2

Proposed Proxy Solicitation Language

3.   APPROVAL OF EMPLOYEE SHARE PURCHASE PLAN

     To encourage employee ownership of the Company, the Board adopted an employee share purchase plan (the Employee Share Purchase Plan) on January 13, 1998, effective January 1, 1998, subject to shareholder approval. The Employee Share Purchase Plan generally provides eligible employees of the Company with a means to purchase, through payroll deductions, common shares at a discount, consistent with the provisions of the Internal Revenue Code of 1986, as amended. The Board reserved a number of common shares equal to one-half of one percent of the total number of outstanding common shares for issuance pursuant to the terms of the Employee Share Purchase Plan each fiscal year, subject to adjustment in the event of stock splits, stock dividends, recapitalization, or other changes in the outstanding common shares. If and to the extent that the reserved shares are not purchased by participants in any fiscal year, such shares again will be available for purchase in subsequent years. Under current accounting rules, the issuance of shares at a discount under the Employee Share Purchase Plan does not adversely affect earnings. The text of the Employee Share Purchase Plan is included in Appendix 1 of this proxy statement.

     Eligibility. Regular full or part-time employees of the Company are eligible to participate in the Employee Share Purchase Plan, on a purely voluntary basis, if they meet certain conditions. To be eligible, an employee's customary employment must be greater than both twenty hours per week and five months per calendar year. The employee must also have completed one year of service with the Company (as determined under the NUSCO Retirement Plan). An employee who owns 5 percent or more of the total combined voting power or value of all classes of shares of the Company will not be eligible to participate in the Employee Share Purchase Plan.
Temporary employees will not be eligible to participate in the Employee Share
Purchase Plan.   Employees whose terms and conditions of employment are
subject to negotiation with a collective bargaining agent may not participate until the agreement between the Company and such agent provides for such participation. Approximately 6,500 employees would have been eligible to participate as of January 1, 1998.

     Share Purchases. Eligible employees participate in the Employee Share Purchase Plan through exercising options to purchase common shares. Options may be granted for each purchase period to eligible employees. In general, each semi-annual calendar period will be a purchase period. Common shares will be purchased through a participant's payroll deductions at a stated dollar amount not less than $20 nor more than 25 percent of compensation per pay period, as determined by the participant, at a price that will be an amount equal to the lower of 85 percent of the fair market value of the common shares as of the first or the last trading day of each purchase period (100 percent of the fair market value for officers who have received stock
option Grants under the Incentive Plan described at pages   -    of this
proxy statement), unless the Committee determines to use a different discount between 85 percent and 100 percent. The fair market value of the common shares will be determined as the closing price of a Northeast Utilities common share reported as composite transactions in the Wall Street Journal for each relevant date. No employee will be permitted to purchase common shares under the Employee Share Purchase Plan in any calendar year whose fair market value (determined at the beginning of each purchase period) exceeds $25,000. Each eligible employee who elects to participate in the Employee Share Purchase Plan will, without any action on his or her part, be automatically deemed to have exercised his or her option on the last day of each purchase period if he or she is then employed, to the extent that the amount withheld through payroll deduction throughout the purchase period is sufficient to purchase, at the option price, one or more whole common shares.


     Transferability. An option granted under the Employee Share Purchase Plan may not be transferred by an employee other than by will or by the laws of descent and distribution. Only the employee may exercise the option during his or her lifetime.

     Withdrawals, Discontinuance or Suspension of Participation. A participant may voluntarily suspend his or her payroll deductions at any time, but will not be permitted to resume the payroll deductions effective again until the January 1 or July 1 following the date of suspension of payroll deductions. A participant may change the rate of his or her payroll deductions effective on any January 1 or July 1. A participant may withdraw shares from his or her account at any time; provided that all shares must be held (and thus may not be distributed or sold) for at least six months subsequent to purchase. If a participant terminates his or her employment with the Company, his or her participation in the Employee Share Purchase Plan will automatically terminate as of the date of termination of employment, all amounts withheld through payroll deduction that have not been applied to purchase common shares under the Employee Share Purchase Plan will be paid to the participant, and the shares held in his or her account will either be sold for the account of the terminated participant or distributed to the terminated participant, at his or her election.

     Administration. The Employee Share Purchase Plan is administered by the Compensation Committee of the Board, or its delegate (the Committee). All funds received or held by the Company under the Employee Share Purchase Plan are general assets of the Company, free of any trust or other restriction, and may be used for any corporate purpose. No interest on such funds will be credited to or paid to any participant under the Employee Share Purchase Plan.

     Amendment and Termination. The Board may terminate, suspend or amend the Employee Share Purchase Plan in any respect at any time, except that shareholder approval is required to broaden the eligibility criteria or
increase the number of shares available for purchase.   Unless earlier
terminated, the Employee Share Purchase Plan will continue in effect for 10 years.

Federal Income Tax Treatment

     The Employee Share Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of section 423 of the Code. Under the Code, an employee who elects to participate in the Employee Share Purchase Plan will not realize income at the time the offering commences or when the shares are actually purchased under the Employee Share Purchase Plan. If an employee disposes of such shares after two years from the date the offering of such shares commences under the Employee Share Purchase Plan and after one year from the actual date of purchase of such shares under the Employee Share Purchase Plan (collectively, the Holding Period), the employee will be required to include in income, as capital gain for the year in which such disposition occurs, an amount equal to the lesser of (1) the excess of the fair market value of such shares at the time of disposition over the purchase price and (2) the excess of the fair market value of such shares at the time the offering commenced over the purchase price. If any employee disposes of the shares purchased under the Employee Share Purchase Plan during the Holding Period, the employee will be required to include in income, as compensation for the year in which such disposition occurs, an amount equal to the excess, if any, of the fair market value of such shares on the date of purchase over the purchase price. The employee's basis in such shares disposed of will be increased by an amount equal to the amount includable in his or her income as compensation, and any gain or loss computed with reference to such adjusted basis that is recognized at the time of disposition will be capital gain or loss, either short-term or long-term, depending on the length of the holding period for such shares. In the event of a disposition during the Holding Period, the Company will be entitled to a deduction from income equal to the amount the employee is required to include in income as a result of such disposition.

Regulatory Approvals

     The SEC has issued an order under the Public Utility Holding Company Act of 1935 authorizing the solicitation of proxies in favor of the Employee Share Purchase Plan. The Company has applied for SEC authorization to issue new common shares, subject to the limits set forth above, for purchases under the Employee Share Purchase Plan. SEC action on the application is expected later in the Spring of 1998.

Share Purchases Under Employee Share Purchase Plan

     No purchases will be made under the Employee Share Purchase Plan until after shareholder approval of the Employee Share Purchase Plan is obtained. Because share purchases under the Employee Share Purchase Plan are made solely at the election of the eligible employee, it is not possible to ascertain the employees who will purchase shares under the Employee Share Purchase Plan in the current fiscal year.

     An affirmative vote of a majority of the common shares present or represented at the Annual Meeting of Shareholders will be required for the adoption of this proposal.

     The Board of Trustees recommends that shareholders vote FOR this proposal.


4.   APPROVAL OF INCENTIVE PLAN

     The Board of Trustees adopted an incentive plan (the Incentive Plan) on January 13, 1998, effective on January 1, 1998, subject to shareholder approval, that provides for annual incentive awards (Awards) to officers of the Company at or above the Vice President level and grants of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and performance units to selected employees of the Company, including employees who are also Trustees of Northeast Utilities.
In addition, the Incentive Plan provides for grants of nonqualified stock options to non-employee Trustees of Northeast Utilities and Company contractors. Grants of stock options, restricted stock, stock appreciation rights and performance units are referred to collectively as "Grants." Subject to adjustment in certain circumstances as discussed below, the Incentive Plan authorizes Awards and Grants with respect to up to 1 percent of the total number of outstanding common shares each fiscal year. If and to the extent Awards or Grants under the Incentive Plan expire or are terminated for any reason without being exercised, or the shares subject to an Award or Grant are forfeited, or the full number of available common shares is not made subject to Awards and Grants in any fiscal year, such shares will be available for grant under the Incentive Plan the following year. No more than 30 percent of the shares authorized for use in any year may be used for restricted stock or performance unit Grants in such year. The text of the Incentive Plan is included in Appendix 2 of this proxy statement.

     Administration. The Incentive Plan is administered and interpreted by the Committee. The Committee has the authority to determine (i) the persons to whom Awards and Grants may be made under the Incentive Plan, (ii) the type, size and other terms and conditions of each Award or Grant, (iii) the time when the Awards and Grants will be made and the duration of any applicable exercise or restriction period, including the criteria for vesting and the acceleration of vesting, and (iv) any other matters arising under the Incentive Plan. The Committee has full power and authority to administer and interpret the Incentive Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Incentive Plan and for conduct of its business as it deems necessary or advisable, in its sole discretion. Notwithstanding the foregoing, the Board may ratify or approve Grants, in which case references to the "Committee" will be deemed to include the Board. The Committee has delegated day-to-day administration of the Incentive Plan and its Awards and Grants to the Vice President for Human Resources of NUSCO. The Committee has delegated authority to the Chief Executive Officer for setting and certifying the fulfillment of individual goals for, and the allocation of Awards based on such fulfillment among, Incentive Plan participants, except for those whose goals, performance and Awards must be certified by a committee consisting of not less than two members of the Compensation Committee of the Board (each member of such committee must be an "outside director" as defined by section 162(m) of the Internal Revenue Code of 1986, as amended (the Code), and a "non-employee" director as defined in Rule 16b-3 under the Exchange Act) in order to satisfy those provisions with respect to the deductibility of executive compensation and the exemption of Awards and Grants from Section 16(b) under the Exchange Act.

     Annual Incentive Awards. Annual incentive awards are based on a comparison of the Company's performance for the year against the financial target set for such year. Financial targets may be based on the growth of Northeast Utilities common share price, earnings per share, net earnings, operating earnings, return on assets, shareholder return, return on equity, growth in assets, unit volume, sales, market share, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures. The actual amount of the Award for any individual may be reduced by the Committee if (or to the extent) the employee does not satisfy the objectives (financial or otherwise) set by the Committee for that individual at the beginning of the fiscal year. Objectives for the fiscal year are set no later than ninety days after the beginning of that year. Generally, Awards will be certified as due by the Committee and paid within ninety days following the end of the fiscal year to employees employed on the date of payment. Awards will be pro rated for years in which a participant retires, dies or becomes disabled as defined in the Company's long term disability plan. The maximum Award for any individual is $3,500,000.

     Grants. Grants may be made to any employees (including officers and Trustees), non-employee Trustees of Northeast Utilities, and Company contractors; provided, that employees whose terms and conditions of employment are subject to negotiation with a collective bargaining agent are not eligible for Grants until the agreement between the Company and such agent provides for participation in the Incentive Plan. As of January 1, 1998 approximately 6,500 employees and ten Trustees (including non-employee Trustees) were eligible for Grants under the Incentive Plan. During any calendar year, no participant may receive Grants under the Incentive Plan of more than 2.5 percent of the total number of common shares outstanding as of December 31, 1997. Grants under the Incentive Plan may consist of (1) options intended to qualify as incentive stock options (ISOs) within the meaning of section 422 of the Code, (2) nonqualified stock options that are not intended so to qualify (NQSOs), (3) restricted stock, (4) stock appreciation rights (SARs) or (5) performance units. However, non-employee Trustees and Company contractors are only eligible for grants of nonqualified stock options. Non-employee Trustees will receive an NQSO Grant for 2,500 shares upon election to the Board and an annual NQSO Grant for 2,500 shares thereafter while serving on the Board.

     Options. The exercise price to purchase common shares subject to an option under the Incentive Plan will be determined by the Committee and may be equal to or greater than the fair market value of a common share on the date the option is granted. Notwithstanding the foregoing, however the exercise price of an ISO granted to an employee who owns more than 10 percent of the total combined voting power of all classes of the shares of Northeast Utilities may not be less than 110 percent of the fair market value of the underlying common shares on the date of grant. Further, the exercise price of an NQSO granted to a non-employee Trustee of Northeast Utilities will be equal to the fair market value of the underlying common shares on the date the option is granted. Generally, the Committee will determine the term of each Option; provided, however, that the exercise period may not exceed ten years from the date of grant, and the exercise period of an ISO granted to an employee who owns more than 10 percent of the total voting power of all outstanding stock of the Company may not exceed five years from the date of grant. The option term of an NQSO granted to a non-employee Trustee, however, is ten years and such options vest one-half on the date of the grant and one-half on the first anniversary of the date of the grant if the
non-employee Trustee is still a member of the Board on such date.   A
participant may pay the exercise price (i) in cash, (ii) with the approval of the Committee, by delivering common shares owned by the participant and having a fair market value on the date of exercise equal to the exercise price, or (iii) by any other method approved by the Committee. The Committee may permit a participant to instruct the Company to deliver the shares due upon the exercise to a designated broker instead of to the participant.

     Restricted Stock. The Committee may issue common shares to participants pursuant to the Incentive Plan. Shares may be issued for cash consideration or for no cash consideration, as the Committee determines. The number of shares granted to each participant will be determined by the Committee, subject to the maximum limit described above. Grants of restricted stock will be made subject to such performance requirements, vesting provisions, transfer restrictions or other restrictions and conditions as the Committee may determine.

     Stock Appreciation Rights. The Committee may grant SARs alone or in tandem with any stock option pursuant to the Incentive Plan. Unless the Committee determines otherwise, the base price of an SAR will be the exercise price of the related stock option or, if there is no related option, the fair market value of a common share on the date of grant of the SAR. When the participant exercises an SAR, the participant will receive the amount by which the fair market value of the common share on the date of exercise exceeds the base price of the SAR. The Committee will determine whether the appreciation will be paid in cash or in shares, or in a combination of the two. To the extent a participant exercises a tandem SAR, the related option will terminate. Similarly, upon exercise of a stock option, the related SAR, if any, will terminate.

     Performance Units. The Committee may grant performance units to participants. Performance units may be payable in cash or, subject to the maximum limit described above, common shares at the end of a specified performance period. Payment will be contingent upon achieving performance goals by the end of the performance period. The measure of a performance unit may be based on the fair market value of a common share or such other measurement base as the Committee specifies from the following: the growth of Northeast Utilities' share price, earnings per share, net earnings, operating earnings, return on assets, shareholder return, return on equity, growth in assets, unit volume, sales, market share, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures. The Committee will determine the performance criteria, the length of the performance period, the maximum payment value of an award, and the minimum performance goals required before payment will be made.

     Section 162(m). Under section 162(m) of the Code, the Company may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1,000,000 paid to the chief executive officer or to any of the other four most highly compensated executive officers in any one year. Total remuneration includes amounts received upon the exercise of stock options granted under the Incentive Plan and the value of shares received when the shares of restricted stock became transferable (or such other time when income is recognized). An exception exists, however, for "qualified performance-based compensation." The Incentive Plan is intended to allow Awards and Grants to meet the requirements of "qualified performance-based compensation."

     Stock options and SARs should generally meet the requirements of "qualified performance-based compensation," if the exercise price is at least equal to the fair market value of the common shares on the date of grant.
The Committee may grant annual incentive awards, performance units and restricted stock that are intended to be "qualified performance-based compensation" under section 162(m) of the Code. In that event, the Committee will establish in writing the objective performance goals that must be met (based on the financial criteria summarized above) and other conditions of the award before the beginning of the annual incentive period (or within 90 days after its commencement), performance period or during a period permitted by section 162(m) of the Code. The performance goals may relate to the employee's business unit or the performance of the Company and its subsidiaries as a whole, or any combination of the two. The Committee will not have discretion to increase the amount of compensation that is payable upon achievement of performance goals. Common shares associated with performance units or restricted stock granted as "qualified performance-based compensation" to any participant for any year of a performance period may not exceed 2.5 percent of the number of common shares outstanding as of December 31, 1997. If performance units are measured with respect to other criteria, the maximum amount that may be paid to an employee with respect to each year of a performance period is $3,500,000. At the end of each performance period, the Committee will certify the results of the performance goals and the extent to which the performance goals have been met.

     Transferability. Grants are generally not transferable by the participant, except in the event of death. However, the Committee may grant NQSOs that allow the participant to transfer the NQSOs on such terms as the Committee deems appropriate.

     Amendment and Termination. The Board may amend or terminate the Incentive Plan at any time; provided, however, that the Board may not, without shareholder approval, make any amendment that requires shareholder approval pursuant to section 162(m) of the Code. The Incentive Plan will terminate on the date immediately preceding the tenth anniversary of its effective date, unless terminated earlier by the Board or extended by the Board with approval of the shareholders.

     Adjustment Provisions. In the event of certain transactions identified in the Incentive Plan, the Committee shall appropriately adjust: (i) the maximum number of common shares available for Awards and Grants and the individual share limits, (ii) the number of shares covered by outstanding Awards and Grants, (iii) the kind of shares issued under the Incentive Plan, and (iv) the price per share or market value of Grants, and such adjustments will be effective and binding for all purposes of the Incentive Plan.

     Change of Control of the Company. In the event of a change of control, unless the Committee determines otherwise, all options, restricted stock and SARs will become fully vested, and grantees holding performance units will receive payment in settlement of the units based on the target payment for the performance period and the portion of the performance period that precedes the change of control. A "change of control" will be deemed to have occurred if (i) any person becomes a beneficial owner of securities of Northeast Utilities representing 20 percent or more of the voting power of either the outstanding common shares of Northeast Utilities, or the common securities of Northeast Utilities that carry the right to vote generally in the election of the Board; (ii) individuals who, as of the beginning of any 24-month period, constitute the incumbent Trustees cease for any reason to constitute at least a majority of the Trustees or cease to be able to exercise the powers of the majority of the Trustees; (iii) consummation by Northeast Utilities of a reorganization, merger or consolidation, where all or substantially all of the beneficial owners of the outstanding common shares of Northeast Utilities and the common securities of Northeast Utilities that carry the right to vote generally in the election of the Board, immediately before the transaction, will not own, immediately after consummation of all transactions intended to constitute part of the transaction, more than 75 percent of the then outstanding shares of common stock and the combined voting power of the then outstanding common securities that carry the right to vote generally in the election of the directors of the corporation, business trust or other entity resulting from, or being the survivor entity in, such transaction in substantially the same proportion as their ownership immediately before such transaction in the outstanding common shares of Northeast Utilities and the common securities of Northeast Utilities that carry the right to vote generally in the election of the Board; or (iv) consummation of a complete liquidation or dissolution of Northeast Utilities or sale or other disposition of all or substantially all of the assets of Northeast Utilities other than to a corporation, business trust or other entity with respect to which following consummation of all transactions intended to constitute part of such sale or disposition, more than 75 percent of, respectively, the then outstanding common securities that carry the right to vote generally in the election of the directors is then owned beneficially, directly or indirectly, by all or substantially all of the beneficial owners of the outstanding common shares of Northeast Utilities and the common securities of Northeast Utilities that carry the right to vote generally in the election of the Board immediately before such sale or disposition in substantially the same proportion as their ownership of the outstanding common shares of Northeast Utilities and the common securities of Northeast Utilities that carry the right to vote generally in the election of the Board immediately before the sale or disposition.

FEDERAL INCOME TAX TREATMENT

     The following generally describes the current federal income tax treatment of Awards and Grants under the Incentive Plan. Local and state tax authorities may also tax incentive compensation awarded under the Incentive Plan, and tax laws are subject to change.

     There are no federal income tax consequences to a participant or to the Company upon the grant of an NQSO under the Incentive Plan. Upon the exercise of an NQSO, a participant will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price of the NQSO, and the Company generally will be entitled to a corresponding federal income tax deduction. Upon the sale of shares acquired by the exercise of an NQSO, a participant will have a capital gain or loss (long-term or short-term depending upon the length of time the shares were held) in an amount equal to the difference between the amount realized upon the sale and the participant's adjusted tax basis in the shares (the exercise price plus the amount of ordinary income recognized by the participant at the time of exercise of the NQSO).

     A participant who is granted an ISO will not recognize taxable income for purposes of the regular income tax, upon either the grant or exercise of the ISO. However, for purposes of the alternative minimum tax imposed under the Code, in the year in which an ISO is exercised, the amount by which the fair market value of the shares acquired upon exercise exceeds the exercise price will be treated as an item of adjustment and included in the computation of the recipient's alternative minimum taxable income in the year of exercise. A participant who disposes of the shares acquired upon exercise of an ISO after two years from the date the ISO was granted and after one year from the date such shares were transferred to him or her upon exercise of the ISO will recognize long-term capital gain or loss in the amount of the difference between the amount realized on the sale and the exercise price (or the participant's other tax basis in the shares), and the Company will not be entitled to any tax deduction by reason of the grant or exercise of the ISO. Generally, if a participant disposes of the shares acquired upon exercise of an ISO before satisfying both holding period requirements (a disqualifying disposition), his or her gain recognized on such a disposition will be taxed as ordinary income to the extent of the difference between the fair market value of such shares on the date of exercise and the exercise price, and the Company will be entitled to a deduction in that amount. The gain, if any, in excess of the amount recognized as ordinary income on such a disqualifying disposition will be long-term or short-term capital gain, depending upon the length of time the participant held his or her shares before the disposition.

     A participant normally will not recognize taxable income upon receiving restricted stock, and the Company will not be entitled to a deduction, until such stock is transferable by the participant or no longer subject to a substantial risk of forfeiture for federal tax purposes, whichever occurs earlier. When the stock is either transferable or no longer subject to a substantial risk of forfeiture, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the shares (less any amounts paid for such shares) at that time, and the Company will be entitled to a deduction in the same amount. A participant may, however, elect to recognize ordinary compensation income in the year the restricted stock is awarded in an amount equal to the fair market value of the shares subject to the restricted stock Award or Grant (less any amounts paid for such shares) at that time, determined without regard to the restrictions. In such event, the Company generally will be entitled to a corresponding deduction in the same year. Any gain or loss recognized by the participant upon subsequent disposition of the shares will be long-term or short-term capital gain or loss, depending upon the length of time the participant held his or her shares before the disposition.

     There are no federal income tax consequences to a participant or to the Company upon the grant of an SAR under the Incentive Plan. Upon the exercise of an SAR, if the participant receives the appreciation inherent in the SAR in cash, the participant will recognize ordinary compensation income in an amount equal to the cash received. If the participant receives the appreciation in shares, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the shares received. The Company generally will be entitled to a corresponding federal income tax deduction at the time of the exercise of the SAR. Upon the sale of any shares acquired by the exercise of an SAR, a participant will have a capital gain or loss (long-term or short-term depending upon the length of time the shares were held) in an amount equal to the difference between the amount realized upon the sale and the participant's adjusted tax basis in the shares (the amount of ordinary income recognized by the participant at the time of exercise of the SAR).

     There are no federal income tax consequences to a participant or to the Company upon the grant of performance units under the Incentive Plan. If the participant receives payment of the performance units in cash, the participant will recognize ordinary compensation income in an amount equal to the cash received. If the participant receives payment of the performance units in shares, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the shares received. The Company generally will be entitled to a corresponding federal income tax deduction at the time of the payment of the performance units. Upon the sale of any shares acquired upon payment of the performance units, a participant will have a capital gain or loss (long-term or short-term depending upon the length of time the shares were held) in an amount equal to the difference between the amount realized upon the sale and the participant's adjusted tax basis in the shares (the amount of ordinary income recognized by the participant at the time of the payment of the performance units).

     The Company's income tax deduction in any of the foregoing cases may be limited by the $1,000,000 limit of section 162(m) of the Code if the Award or Grant does not qualify as "qualified performance-based compensation" under section 162(m) of the Code (see Section 162(m) above).

     Tax Withholding. The Company has the right to deduct from all Awards and Grants paid in cash or from other wages paid to an employee of the Company, any federal, state or local taxes required by law to be withheld with respect thereto, and the participant or other person receiving shares under the Incentive Plan will be required to pay to the Company the amount of any such taxes that the Company is required to withhold with respect to such shares. A participant may elect to satisfy the Company's income tax withholding obligation by withholding shares received. The shares withheld may not exceed the participant's maximum marginal tax rate for federal, state and local tax liabilities.

REGULATORY APPROVALS

     The SEC has issued an order under the Public Utility Holding Company Act of 1935 authorizing the solicitation of proxies in favor of the Incentive Plan. The Company has applied for SEC authorization to issue new common shares, subject to the limits set forth above, for Awards and Grants under the Incentive Plan. SEC action on the application is expected later in the Spring of 1998.

GRANTS UNDER INCENTIVE PLAN

     No Grants will be made under the Incentive Plan until after the shareholder approval of the Incentive Plan is obtained. The following table sets forth the number of stock options that will be granted, assuming shareholder approval, to the group comprised of all current Trustees who are not executive officers.

                                            NEW PLAN BENEFITS

                                   NORTHEAST UTILITIES INCENTIVE PLAN

     Recipient                          Dollar Value ($)   Option Shares

     CEO                                     - (Note 1)      - (Note 1)
     A                                       - (Note 1)      - (Note 1)
     B                                       - (Note 1)      - (Note 1)
     C                                       - (Note 1)      - (Note 1)
     D                                       - (Note 1)      - (Note 1)
     Executive Group (8 persons)             - (Note 1)      - (Note 1)
     Non-Executive Trustee Group (9 persons) -   -         22,500 shares
     Non-Executive Officer Employee Group
     (approximately 6,500 persons)           - (Note 1)      - (Note 1)


     Note 1 Benefits and amounts are not determinable, because (a) Grants have not yet been made and (b) Awards, to be made in cash during 1999, depend on future performance. Based on Company performance in the previous fiscal year, there would have been no annual incentive awards made had the new plan been available.


     An affirmative vote of a majority of the common shares present or represented at the Annual Meeting of Shareholders will be required for the adoption of this proposal.

          THE BOARD OF TRUSTEES RECOMMENDS THAT THE SHAREHOLDERS VOTE
                                FOR THIS PROPOSAL.